Exhibit 99
                                                                   ----------


                              MEREDITH CORPORATION
               SECOND QUARTER 1996 EARNINGS PER SHARE AT-A-GLANCE



-- The chart below depicts the comparable quarterly and fiscal-year earnings per share before non-recurring items and discontinued operations:

                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .12        .18        .21        .19          .70
    F1994            .17        .26        .32        .26         1.01
    F1995            .27        .38        .38        .39         1.42
    F1996            .34        .45


-- Second-quarter earnings per share from continuing operations before non-recurring items increased 18 percent from 38 cents to 45 cents, marking the 14th consecutive quarter of improved comparable earnings.


-- Fiscal 1996 year-to-date earnings per share from continuing operations before non-recurring items increased 22 percent to 79 cents. Prior year-to-date earnings per share from continuing operations before non-recurring items were 65 cents.


-- Net earnings per share for the second quarter were 57 cents, which included a post-tax gain of 12 cents per share from the December 1995 sale of the Company's Book Clubs. Meredith Corporation deferred current-year second-quarter cable losses since the Company expects to report a gain on the sale of its remaining cable system.


-- Net earnings per share in the prior-year quarter were 32 cents, which included losses in the Company's discontinued cable operations.


-- Net earnings per share for the year-to-date were 88 cents. In the year-to-date 1995 period, the Company reported a net loss of 96 cents per share due to a previously-reported non-cash charge of $l.67 per share from a change in accounting principle.